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                                                                  EXHIBIT (a)(8)


         HICKS, MUSE, TATE & FURST AND COOPERATIVE COMPUTING, INC.
             TO ACQUIRE TRIAD SYSTEMS CORP. IN TRANSACTION VALUED
                        AT APPROXIMATELY $300 MILLION


--TRIAD SHAREHOLDERS TO RECEIVE $9.25 PER SHARE IN CASH FOR THEIR TRIAD STOCK,
         REPRESENTING A 68 PERCENT PREMIUM OVER TRIAD'S CLOSING PRICE
                              ON OCTOBER 16TH--

  --TRIAD SHAREHOLDERS WILL ALSO RECEIVE SHARES OF A SPIN-OFF THAT INCLUDES
       ALL OF TRIAD'S REAL PROPERTY LOCATED IN LIVERMORE, CALIFORNIA--



DALLAS, TEX., AUSTIN, TEX. AND LIVERMORE, CALIF., Oct. 17, 1996 -- Hicks,
Muse, Tate & Furst Incorporated, of Dallas, a leading private investment firm, Cooperative Computing, Inc. (CCI), of Austin, a provider of information-management solutions to large warehouse distributors in the automotive aftermarket business, and Triad Systems Corporation (NASDAQ: TRSC), of Livermore, Calif., which provides information systems to the independent jobber segment of the automotive parts aftermarket as well as to retail hardware and lumber dealers, today announced that they have signed a definitive agreement under which a company newly formed, and jointly owned, by Cooperative Computing, Inc. and Hicks Muse will acquire Triad. Hicks Muse estimates the combined enterprise value of CCI and Triad at approximately $300 million.

Under the agreement, which was unanimously approved by Triad's Board of Directors, Hicks Muse and CCI will commence within five business days a cash tender offer for all outstanding shares of Triad at a price of $9.25 per share, representing a premium of 68 percent over Triad's closing price on the Nasdaq National Market System of $5.50 per share on October 16, 1996.

In addition, Triad shareholders will receive shares in a spun-off entity whose assets will consist of Triad's real property in Livermore, Calif., including its 220,000-square-foot corporate headquarters and approximately 150 acres of property held for sale in the Triad Park development. The spun-off real estate entity will assume approximately $20.7 million of indebtedness currently secured by the spun-off real estate. Over time, the real estate entity will liquidate its real estate portfolio, with proceeds used to pay expenses (including taxes), repay secured debt and distribute any remaining proceeds to current Triad shareholders. Triad management has not expressed a view as to the ultimate cash distribution to be realized by current Triad shareholders.

The tender offer will be followed by a "back-end" merger in which any Triad shares that remain outstanding after the tender offer will be exchanged for cash at the same price. Triad has 19,587,000 fully diluted shares outstanding, valuing the cash portion of the consideration to be paid for outstanding shares at approximately $181.2 million.
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Cooperative Computing, Inc. founded in 1976 by Glenn E. Staats, Ph.D., is a privately held firm that has experienced rapid growth in developing highly sophisticated program distribution solutions for the automative aftermarket and related industries. The company is well-known for its long-term investment in research and development to produce leading-edge information solutions for its clients. CCI's market focus has been on providing solutions to larger warehouse distributors and their customer networks. Total integration of the "automative aftermarket information highway" is the company's principal strategic goal.

Triad Systems Corporation is known for its focus on the independent jobber segment of the automotive aftermarket, where it has excelled in developing and delivering innovative solutions. Triad is also known for providing business solutions for the hardlines (hardware) and lumber marketplace. Founded in 1972, Triad has been a pioneer in sales and marketing strategies to its target markets.

Thomas O. Hicks, Chairman and Chief Executive Officer of Hicks Muse, said:
"We are pleased to be partnering with CCI's owners, Glen and Preston Staats, and Triad to create a platform company in the growing information services and management industry."

Glenn E. Staats will be President and Chief Executive Officer of the new Cooperative Computing, Inc. as well as its largest individual shareholder, and Preston W. Staats, Ph.D., his brother, will be its Chief Operating Officer.

James R. Porter, currently President and Chief Executive Officer of Triad, has agreed to serve as Chairman of the Board of the new Cooperative Computing, Inc.

Glenn Staats said: "My brother and I look forward to working with Jim Porter and our counterparts at Triad to build the value of the combined enterprise for our respective customers, business partners and employees."

Mr. Porter of Triad said: "We believe this transaction represents a very attractive opportunity for our shareholders to maximize the value of their investment in Triad. The combination of CCI and Triad will also benefit our automotive-aftermarket and other customers by enhancing our ability to help them use information-management systems to improve their operating efficiency. It will also position us for continued growth in the businesses we are currently in and others we may choose to pursue."

The parties expect to complete the transaction by calendar year-end. Upon completion, the combined entity will be known as Cooperative Computing, Inc., with the current CCI and Triad becoming separate, wholly owned subsidiaries.

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Following transaction completion, the company will continue to maintain offices and operations in both Austin and Livermore. In that regard, CCI, under the agreement, will enter into a five-year lease of Triad's Livermore facilities, for an annual rent of $2.5 million in each of the first two years, adjusted to market rates in years three through five.

Triad's financial advisor with respect to the transaction is Hambrecht & Quist, which has also rendered an opinion that the transaction is fair to Triad shareholders from a financial point of view. Richard C. Blum & Associates, L.P., assisted Triad in the negotiations.

As part of the agreement, Hicks Muse will invest $100 million in the combined entity. The Chase Manhattan Bank has committed to provide the bank financing for the acquisition, and ChaseMellon Shareholder Services, L.L.C. will serve as Depositary Agent and Information Agent.

The tender offer is conditioned upon there being validly tendered and not withdrawn shares representing at least a majority of Triad's fully diluted shares outstanding and expiration of the applicable Hart-Scott-Rodino waiting period, as well as customary closing conditions.

It is expected that CCI will file tender offer materials with the Securities and Exchange Commission and distribute them promptly to Triad stockholders.

Hicks, Muse, Tate & Furst Incorporated is a leading private investment firm. Over the past six years, Hicks Muse has completed, or currently has pending, more than 55 transactions with an aggregate value in excess of $9 billion. Headquartered in Dallas, the firm also has offices in New York City, St. Louis, and Mexico City.

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Contacts:  Hicks Muse/CCI                        Triad Systems
           Roy Winnick                           Tim Mehren
           Kekst and Company                     (510) 449-0606
           (212) 593-2655